UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE § 240.13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Greenway Medical Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
39679B 103
(CUSIP Number)

Pamlico Capital II, L.P.
c/o Pamlico Capital
150 North College Street
Suite 2400
Charlotte, NC 28202

copy to:

C. Mark Kelly
Alston & Bird LLP
101 South Tryon Street
Suite 4000
Charlotte, NC 28280-4000
(704) 444-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1		NAME OF REPORTING PERSONS Pamlico Capital II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,294,679
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,294,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,294,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%*
14		TYPE OF REPORTING PERSON (See Instructions) PN
          *Based on 27,864,584 shares of Common Stock outstanding as of February 7, 2012.

1		NAME OF REPORTING PERSONS Pamlico Capital GP II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,294,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,294,679
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,294,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
          *Based on 27,864,584 shares of Common Stock outstanding as of February 7, 2012.

1		NAME OF REPORTING PERSONS Scott B. Perper
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,294,679
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,294,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,294,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
          *Based on 27,864,584 shares of Common Stock outstanding as of February 7, 2012.

1		NAME OF REPORTING PERSONS L. Watts Hamrick III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,294,679
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,294,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,294,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
          *Based on 27,864,584 shares of Common Stock outstanding as of February 7, 2012.

1		NAME OF REPORTING PERSONS Frederick W. Eubank II
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,294,679
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,294,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,294,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
          *Based on 27,864,584 shares of Common Stock outstanding as of February 7, 2012

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Greenway Medical Technologies, Inc., a Delaware corporation (“Greenway” or the “Issuer”). The address of the principal executive office of the Issuer is 121 Greenway Boulevard, Carrolton, GA 30117.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Pamlico Capital II, L.P., a Delaware limited partnership (the “Fund”), Pamlico Capital GP II, LLC, a Delaware limited liability company (the “General Partner”), Scott B. Perper, L. Watts Hamrick III and Frederick W. Eubank II.  The business address of each of the Reporting Persons is c/o Pamlico Capital, 150 North College Street, Suite 2400, Charlotte, NC 28202.

The Fund is a private investment fund that invests in equity securities of public and private companies.  The principal business of the General Partner is serving as the sole general partner of the Fund and other affiliated entities.

The present principal occupation of each of Messrs. Perper, Hamrick and Eubank is serving as members of the board of managers of the General Partner and other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of each of the Fund and the General Partner are listed on Schedule A.

Each of Messrs. Perper, Hamrick, and Eubank and the individuals referred to on Schedule A hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the initial public offering (the “Initial Public Offering”) of the Issuer’s Common Stock, on February 7, 2012 Greenway Medical Technologies, Inc., a Georgia corporation (“Greenway Georgia”) merged with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”).  In connection with the Merger, each share of Greenway Georgia’s capital stock was converted into shares of Common Stock of the Issuer.  No purchase price was payable in connection with such acquisition.  In connection with the Merger, the Fund acquired (i) 1,176,470 shares of Common Stock upon the automatic conversion of 1,176,470 shares of common stock of Greenway Georgia, (ii) 2,781,044 shares of Common Stock upon the automatic conversion of 2,781,044 shares of Series B convertible preferred stock, par value $0.01 per share (the “Series B Preferred Stock”) of Greenway Georgia that were previously owned by the Fund into shares of Common Stock and (iii) 660,498 shares of Common Stock on account of other payments to which the Fund was entitled on account of the Series B Preferred Stock.  No purchase price was payable in connection with such acquisitions.

Also in connection with the completion of the Initial Public Offering on February 7, 2012, the Fund acquired 666,667 shares of Common Stock (the “IPO Shares”) at the initial public offering price of $10.00 per share, or $6,666,670 in the aggregate.  The source of the funds for the acquisition of the IPO Shares was the working capital of the Fund.  No part of the purchase price was borrowed by the Fund (other than intercompany borrowings from other Reporting Persons) for the purpose of acquiring the IPO Shares.

D. Neal Morrison, a director of the Issuer and a member of the General Partner, holds a stock option to purchase 10,000 shares of the Issuer’s Common Stock at a per share exercise price of $6.92 per share, which is held for the benefit, and exercisable upon the direction, of the Fund.  These options were granted as compensation for Mr. Morrison’s service as a member of the Issuer’s Board of Directors, and no purchase price was payable in connection with the grant of these options.

Item 4.  Purpose of Transaction

The Reporting Persons hold the securities described in Item 5 of this Schedule 13D for investment purposes.  The Reporting Persons may seek to dispose of their shares of the Issuer’s Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions, the existence (and possible waiver of) the restrictions described below under “—Lockup Agreement” and other investment considerations.

In addition to the foregoing, each Reporting Person, at any time and from time to time, may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by the Issuer.

Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto

Investors’ Rights Agreement

An aggregate of 4,618,012 shares of Common Stock beneficially owned by the Reporting Persons are entitled to the rights described below with respect to the registration of those shares under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the terms of a second amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) between Greenway Georgia, as predecessor to the Issuer, and the Investors (as defined below).

Demand Registration Rights

Subject to the restrictions set forth below, if the holders of 30% of certain shares of Common Stock (collectively, the “Registrable Securities”) held by Investor Group, LP, Investor Growth Capital Limited, or the Fund (the “Investors”), request registration of Registrable Securities with an anticipated aggregate offering price of at least $10.0 million, the Issuer must use its “best efforts” to effect such registration.

However, the Issuer is not required to file a registration statement pursuant to the demand registration rights provisions above: (i) after three registration statements have been filed pursuant to the demand registration rights provisions, (ii) during the period starting 90 days prior to the Issuer’s good faith estimate of the filing date and ending 180 days following the effective date of a Company-initiated registration, (iii) if the Investors propose to dispose of securities in a transaction that could be registered on Form S-3, (iv) if the Issuer certifies that the timing of such registration would be “seriously detrimental” to the Issuer and its stockholders, in which case the Issuer can delay the filing for up to 120 days, or (v) in a jurisdiction in which the Issuer would be required to execute a general consent to service of process in connection with the registration, unless the Issuer is already subject to service in that jurisdiction.

S-3 Registration Rights

If the Investors request that the issuer file a registration statement on Form S-3 (an “S-3 registration”) with an anticipated aggregate offering price of at least $1 million, the Issuer shall give notice of the registration to the other Investors and use its best efforts to effect such registration.

The Issuer is not obligated to effect an S-3 registration if (i) Form S-3 is not available for such offering, (ii) the value of the proposed offering is less than $1 million, (iii) the Issuer certifies that the timing of such registration would be “seriously detrimental” to the Issuer and its stockholders, in which case the Issuer can defer the filing for up to 120 days, (iv) the Issuer has already effected two Form S-3 registrations for the holders of registration rights in the previous 12 months, or (v) the Issuer would have to qualify to do business or execute a general consent to service of process in connection with the registration.

Piggyback Registration Rights

In addition, if the Issuer registers any shares of its Common Stock, the holders of all shares having registration rights are entitled to notice of the registration and the Issuer must use all “commercially reasonable efforts” to include in the registration all of the Common Stock such holders request to be included the registration.

Other Provisions

In the event that any registration in which the holders of Registrable Securities participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

The Issuer must pay all registration expenses, other than underwriting discounts and selling commissions, related to any demand, S-3 or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and they are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them.

Termination

The registration rights in the Investors’ Rights Agreement terminate: (i) five years after the Initial Public Offering; (ii) as to any holder of registration rights, at such time that the stockholder holds 1% or less of the Issuer’s outstanding Common Stock, and all of such stockholder’s Registrable Securities can be sold in any three-month period without registration under Rule 144; or (iii) after the consummation of a liquidation event (as defined in the Issuer’s amended and restated articles of incorporation, as amended from time to time, the definition of which excludes a transaction of which the sole purpose is to change the state of incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Issuer’s securities immediately prior to the transaction).

Lock-Up Agreement

Pursuant to a Lock-Up Agreement executed in anticipation of the Initial Public Offering the Fund agreed, not to lend, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Issuer’s Common Stock, or any options or warrants to purchase any shares of the Issuer’s Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of the Issuer’s Common Stock, whether directly or indirectly, without prior written consent from the representatives of the underwriters for the Initial Public Offering, until July 30, 2012, subject to extension in certain circumstances and subject to certain exceptions.  The restrictions set forth in the Lock-Up Agreement do not apply to the IPO Shares.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to the Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As of March 1, 2012, the Fund owns 5,284,679 shares of Issuer Common Stock.  Additionally, D. Neal Morrison, a director of the Issuer and a member of the General Partner, holds an employee stock option to purchase 10,000 shares of the Issuer’s Common Stock at a per share exercise price of $6.92 per share, which is held for the benefit, and exercisable upon the direction, of the Fund.  Accordingly, the Fund may be deemed the beneficial owner of 5,294,679 shares of the Issuer’s Common Stock, representing 19.0% of the Issuer’s outstanding Common Stock.  As described in greater detail in Item 2 above, the General Partner, as general partner of the Fund, may be considered to be the beneficial owner of the Issuer Common Stock beneficially owned by the Fund.

As described in greater detail in Item 2 above, Scott B. Perper, L. Watts Hamrick III and Frederick W. Eubank II are the managing members of the General Partner, and may be deemed to be the beneficial owners of the 5,294,679 shares of Issuer Common Stock beneficially owned by the Fund.

(c)  Except as set forth in Item 3 above, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement

2.
Amended and Restated Investors’ Rights Agreement, dated October 30, 2006, among Greenway Medical Technologies, Inc., Pamlico Capital II, L.P. (as successor to Wachovia Capital Partners 2006, LLC), Investor Growth Capital Limited and Investor Group LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A, filed on September 23, 2011)

3.	Lockup Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: March 12, 2012

Pamlico Capital II, L.P.
By: Pamlico Capital GP II, LLC, its General Partner

By: /s/ Scott B. Perper
Scott B. Perper
Its: Managing Member

Pamlico Capital GP II, LLC

By: /s/ Scott B. Perper
Scott B. Perper
Its: Managing Member

/s/ Scott B. Perper
Scott B. Perper

L. Watts Hamrick III
L. Watts Hamrick III

Frederick W. Eubank II
Frederick W. Eubank II

SCHEDULE A

The Fund has no officers.  The General Partner is the General Partner of the Fund.  Each of Messrs. Perper, Hamrick and Eubank are members of the board of managers of the General Partner.

The business address of each of the persons listed below is c/o Pamlico Capital, 150 North College Street, Suite 2400, Charlotte, NC 28202.

Name	Title/Principal Occupation or Employment	Citizenship
Scott B. Perper	Mr. Perper is a managing member of the General Partner and a managing partner of Pamlico Capital Mangement, LP	United States
L. Watts Hamrick III	Mr. Hamrick is a managing member of the General Partner and a managing partner of Pamlico Capital Mangement, LP	United States
Frederick W. Eubank II	Mr. Eubank is a managing member of the General Partner and a managing partner of Pamlico Capital Mangement, LP	United States
Arthur C. Rosselle	Mr. Rosselle is a member of the General Partner and a partner of Pamlico Capital Management, LP.	United Staes

Walker C. Simmons	Mr. Simmons is a member of the General Partner and a partner of Pamlico Capital Management, LP.	United States

Tracey M. Chaffin	Ms. Chaffin is a member of the General Partner and the Chief Compliance Officer and Chief Financial Officer of Pamlico Capital Management, LP.	United States

EXHIBIT INDEX

Exhibit No.	Description
1.	Joint Filing Agreement

2.
Amended and Restated Investors’ Rights Agreement, dated October 30, 2006, among Greenway Medical Technologies, Inc., Pamlico Capital II, L.P. (as successor to Wachovia Capital Partners 2006, LLC), Investor Growth Capital Limited and Investor Group LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A, filed on September 23, 2011)

3.	Lockup Agreement.